MAGIC INSTRUMENTS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

October 3, 2016



Unaudited Financials

Independent Accountant's Review Report

To Management
Magic Instruments, Inc.
San Francisco, CA

I have reviewed the accompanying balance sheet of Magic Instruments, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 3, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MAGIC INSTRUMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2015 AND 2014
_____

ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 1,002	$ 700
Employee Advances	20,000	-
TOTAL CURRENT ASSETS	21,002	700
NON-CURRENT ASSETS		
Equipment, Net	1,363	-
TOTAL NON-CURRENT ASSETS	1,363	-
TOTAL ASSETS	$ 22,365	$ 700

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Loans from Shareholders	$ -	$ 8,965
TOTAL CURRENT LIABILITIES	-	8,965
TOTAL LIABILITIES	-	8,965
STOCKHOLDERS' EQUITY		
Common Stock (7,330,000 shares authorized and outstanding, $.0001 par value)	733	700
Additional Paid in Capital	74,967	-
Retained Earnings (Deficit)	(53,335)	(8,965)
TOTAL STOCKHOLDERS' EQUITY	22,365	(8,265)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 22,365	$ 700

Unaudited- See accompanying notes.

MAGIC INSTRUMENTS, INC.
INCOME STATEMENT
For the years ended December 31, 2015 and 2014
_____

	2015	2014
Operating Income		
Sales	$ -	$ -
Gross Profit	-	-
Operating Expense		
Contract Labor	25,000	-
Computer & Internet	4,053	-
Development Expenses	702	
Conferences	242	-
Depreciation	2,046	-
General & Administrative	890	-
Office Expenses	1,183	-
Travel	555	-
	34,670	-
Net Income from Operations	(34,670)	-
Other Income (Expense)		
Startup Expenses & Organizational Costs	(9,700)	(8,965)
State Franchise Taxes	(1,622)	
Net Income	$ (45,992)	$ (8,965)

MAGIC INSTRUMENTS, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2015 and 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (45,992)	$ (8,965)
Employee Advances	(20,000)	-
Net Cash Flows From Operating Activities	(65,992)	(8,965)
Cash Flows From Investing Activities		
Purchase of Equipment	(3,409)	-
Change in Depreciation	2,046	-
Net Cash Flows From Investing Activities	(1,363)	-
Cash Flows From Financing Activities		
Sale of Stock	50,000	700
Non-Cash Services Received for Stock	25,000	-
Loans from Shareholders	(8,965)	8,965
Change in Paid in Capital	1,622	-
Net Cash Flows From Investing Activities	67,657	9,665
Cash at Beginning of Period	700	-
Net Increase (Decrease) In Cash	302	700
Cash at End of Period	$ 1,002	$ 700

MAGIC INSTRUMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014
_____

ORGANIZATION AND NATURE OF ACTIVITIES

Magic Instruments, Inc. ("the Company") designs, markets and manufactures easy-to-learn electronic musical instruments. The Company's first product is a guitar that enables anyone (including people with little or no musical background) to begin playing music quickly.

The Company recorded no revenue and net operating losses for fiscal years 2014 and 2015. Management intends to raise additional operating capital during the latter half of 2016 in an equity crowdfund offering under Title III of the JOBS Act in order to support ongoing development and marketing efforts for the Company's products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's equipment and estimated value of inventories on hand are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Employee Advances

The Company provided employee advances in 2015 that totaled $20,000. In 2015, the founders were working full-time on Magic Instruments business, even though the Company was not paying salaries. To assist the founders with basic living expenses, the company provided employee advances in the form of loans that will be repaid by the founders.

Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist of computers and other office machinery used to manage the Company's day to day operations.

Depreciation expense is calculated on a straight-line basis using the schedule provided by the IRS Modified Adjusted Cost Recovery System (MACRS). For 2015, the Company recorded depreciation expense in the amount of $2046.

MAGIC INSTRUMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

Revenue

The Company intends to earn revenue from the sale of its products online and through select partner retailers. The Company earned no revenue in 2014 or 2015.

Federal Income Taxes

The Company recorded net operating losses in 2014 and 2015 which it has elected to carry forward to future years. Net operating loss carry forwards expire if unused after twenty years. Due to the uncertainty associated with the Company's ability to exploit any tax benefits associated with the net operating loss carryforwards, Management has elected not to recognize a related valuation allowance in the financial statements.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2014 will fall within the statutory period of review by the IRS until 2018.

State Franchise Taxes

The Company is subject to California Franchise Tax. The Company's state tax filing for 2015 will fall within the statutory period of review by the State of California until 2020. The Company's state tax filing for 2014 will fall within the statutory period of review by the State of California until 2019.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 3, 2016, the date that the financial statements were available to be issued.